Entero Therapeutics, Inc.

777 Yamato Road, Suite 502

Boca Raton, Florida 33431

September 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Jason Drory and Laura Crotty

Re:	Entero Therapeutics, Inc.
Registration Statement on Form S-1
Submitted on August 26, 2025
File No. 333-289864

Ladies and Gentlemen:

On behalf of Entero Therapeutics, Inc. (the “Company”), please find below responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 5, 2025, relating to the Company’s Registration Statement on Form S-1 filed on August 26, 2025. Amendment No. 1 to the Company’s Registration Statement revises the Registration Statement filed on August 26, 2025 to reflect the Company’s responses to the comment letter dated September 5, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the comment letter have been restated and are followed by the Company’s responses.

Registration Statement on Form S-1 filed August 26, 2025

Prospectus Summary

Our Product Candidates, page 8

1.	We note your disclosure on page 8 where you refer to a contemplated "offering under the registration statement on Form S-1 (file number: 333-287185)." Please revise your disclosure to clarify the registration statement you reference has not been declared effective and you have not raised any proceeds from the offering.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 8 to clarify that the registration statement on Form S-1 (file number: 333-287185) has not been declared effective and that the Company has not raised any proceeds from the offering. The Company has also revised the disclosure on page 12 to make a similar clarification in reference to the registration statement on Form S-1 (file number: 333-287185).

Should you have additional questions or require any clarification regarding the information contained herein or in the Registration Statement, please contact the undersigned at Ross Carmel, Esq., rcarmel@srfc.law, or Avital Perlman, Esq. at aperlman@srfc.law.

Very truly yours,

By:	/s/ Jason D. Sawyer
Jason D. Sawyer
Interim Chief Executive Officer

cc:	Ross Carmel, Esq.
Avital Perlman, Esq.